Form 5	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
[ ]Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. [ ]Form 3 Holdings Reported [ ]Form 4 Transactions Reported	ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

1. Name and Address of Reporting Person
(Last)	(First)	(Middle)
Massiano	Michael	F
(Street)	(City)	(State)	(Zip Code)
9 Greenwood Lane	Queensbury	NY	12804

2. Issuer Name and Ticker or Trading Symbol
Arrow Financial Corporation (AROW)

3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)

4. Statement for Month/Day/Year
12/31/02

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
[X] Director
[ ] 10% Owner
[ ] Officer	(title)
[ ] Other	(specify)

7. Individual or Joint/Group Reporting (Check Applicable Line)
[X] Form filed by One Reporting Person [ ] Form filed by More than One Reporting Person

Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security	2. Trans- action Date (M/D/Y)	3. Trans- action Code	4. Securities Acquired(A) Disposed of(D)			5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year	6. Ownership Form Direct (D) or Indirect (I)	7. Nature of Indirect Beneficial Ownership
			Amount	(A) or (D)	Price
Common Stock	11/18/02	(J1)	216	A	N/A	4,543	I	By Wife in DRIP
Common Stock	11/18/02	J(1)	65	A	N/A	1,374	I	In Wife's IRA
Common Stock	1/29/02 2/12/02 6/12/02 6/12/02 10/17/02 11/18/02	G G G G G J(1)	739 739 350 40 75 2289	D D D D D A	$29.90 $29.05 $28.24 $28.24 $29.80 N/A	48,084	D	In Custody Account

J(1) = 5% stock dividend

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Mo/Da/Yr)	4. Trans- action Code	5. Number of Derivative Securities Acquired (A) or Disposed of (D)		6. Date Exercisable and Expiration Date (M/D/Y)
				(A)	(D)	Date Exercisable	Expiration Date
Employee Stock Option (Right to Buy	$8.10	11/18/02	J(1)	340		12/31/96	11/30/04
Employee Stock Option (Right to Buy	$10.07	11/18/02	J(1)	1,039		12/31/96	11/29/05

Explanation of Responses

Table II (Continued)

1. Title of Derivative Security	7. Title and Amount of Underlying Securities		8. Price of Derivative Security	9. Number of Derivative Securities Beneficially Owned at End of Year	10. Ownership of Derivative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership
	Title	Amount or Number of Shares
Employee Stock Option (Right to Buy)	Common	27,314		7,141	D
Employee Stock Option (Right to Buy)	Common	26,264		21,821	D

Explanation of Responses:

J(1)= Exercise price decreased and number of shares increased as a result of 5% stock dividend

Signature of Reporting Person

Gerard R. Bilodeau

Attorney in Fact

Date: 01/27/03

Attachment:

POWER OF ATTORNEY

For Executing Forms 3, 4 and 5

Know all by these presents, that the undersigned hereby constitutes and appoints, until revocation, each of Thomas L. Hoy, John J. Murphy and Gerard R. Bilodeau, signing singly, the undersigned's true and lawful attorney-in-fact to:

(1) execute for and on behalf of the undersigned, in the undersigned's capacity as a director or officer of Arrow Financial Corporation (the "Company"), stock transaction reports on Forms 3, 4 and 5, or successor forms thereof (any such, a "Form") in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder;

(2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form, complete and execute any amendment or amendments thereto, and timely file such Form with the United States Securities and Exchange Commission and any other authority; and

(3) take any other action of any type whatsoever in connection with the actions authorized under the foregoing sections (1) and (2) which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that any document executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his/her discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform each and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or his/her substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file any Form with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 28th day of August 2002.

Signature: /s/Michael F. Massiano

Print Name: Michael F. Massiano

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